Exhibit 99.1
Perfect Corp. Reports Unaudited Financial Results for the Three Months Ended September 30, 2023
New York – October 24, 2023 – Perfect Corp. (NYSE: PERF) ("Perfect" or the "Company"), a global leader in providing augmented reality (“AR”) and artificial intelligence (“AI”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, today announced its unaudited financial results for the three months ended September 30, 2023.
Highlights for the Three Months Ended September 30, 2023
•Total revenues grew to $14.5 million, up 13.2% year over year, primarily due to strong growth momentum in AR/AI cloud solutions and subscription revenues.
•Gross profit grew from $11.0 million in the third quarter of 2022 to $11.8 million in the same period of 2023.
•Net Income was $3.5 million, compared to a net income of $1.6 million in the same period of 2022.
•Adjusted net income (non-IFRS)1 was $2.7 million, compared to adjusted net income (non-IFRS) of $2.3 million in the same period of 2022.
•The Company had 169 Key Customers2 as of September 30, 2023, compared with 163 Key Customers as of June 30, 2023.
•As of September 30, 2023, the Company's customer base included 627 brand clients, with over 678,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, eyewear, and jewelry products, compared with 601 brand clients and over 655,000 digital SKUs as of June 30, 2023.

Ms. Alice H. Chang, the Founder, Chairwoman, and Chief Executive Officer of Perfect, commented, “In the third quarter, our robust performance continued, underscoring the continuous top line revenue growth momentum of 13.2% year over year and our dedication to operational efficiency has led to an increase in gross profit and positive bottom line earnings. The strong demand for our AR/AI cloud solutions and mobile app subscription affirms the effectiveness of our strategic initiatives and our continuous investment in talent acquisition and technology innovation. We are also thrilled to report significant progress in our skincare solutions, where we've accelerated market adoption. Furthermore, we believe that our unwavering dedication to harnessing the power of artificial intelligence (AI) to pioneer innovative, state-of-the-art features positions us with confidence for sustained and prosperous growth”

Financial Results for the Three Months Ended September 30, 2023
Revenue
Total revenue was $14.5 million for the three months ended September 30, 2023, up by 13.2% from $12.9 million in the same period of 2022.
•AR/AI cloud solutions and subscription revenue increased to $11.4 million, representing 78.3% of total revenue, compared to $9.1 million in the same period of 2022. The 24.8% year-over-year increase was mainly due to robust demand for the Company’s online virtual product try-on and skincare solutions from brand customers and strong growth momentum in its mobile beauty app subscriptions. The Company’s mobile beauty app active subscribers grew by 62.5% year over year, reaching a record high of over 835,000 active subscribers at the end of the third quarter of 2023. This increase reflected elevated interests in the Company’s mobile beauty app services from customers.
•Licensing revenue, which is mostly generated from traditional offline services, decreased by 13.6% from $3.3 million in the same period of 2022 to $2.8 million, representing 19.5% of our total revenue,
1 Adjusted net income (loss) is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.
2 Key Customers refers to the Company's brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

compared with 25.5% of total revenue in the second quarter of 2022. This indicates a comparatively lower demand for in-store services in contrast to online services from brands.
•Advertisement revenue was $0.3 million, compared to $0.4 million in the same period of 2022. This change aligns with the Company's strategic emphasis on providing AR- and AI-SaaS solutions to customers, and allocating less resources to advertising services.
Gross Profit
Gross profit increased by 7.8% year-over-year to $11.8 million (or 81.2% gross margin) in the third quarter of 2023 from $11.0 million (or 85.3% gross margin) in the same period of 2022. This change in gross margin primarily stemmed from higher platform fees paid to third-party digital distribution platforms Apple and Google, which can be attributed to the Company's expanding subscriptions for its mobile beauty app.

Total Operating Expenses
Total operating expenses increased by 13.3% to $12.7 million for the three months ended September 30,2023, from $11.2 million in the same period of 2022.
•Sales and marketing (“S&M”) expenses were $6.4 million, representing 44.3% of our total revenue, compared to $6.1 million and 47.8% of total revenue during the same period last year. The 4.9% year-over-year change was primarily due to increases in marketing and user acquisition costs.
•Research and development (“R&D”) expenses were $3.0 million, representing 20.9% of total revenue, compared to $2.6 million and 19.9% of total revenue during the same period last year. The 18.9% year-over-year change was resulted from an increase in R&D talent acquisition expenses.
•General and administrative (“G&A”) expenses were $3.2 million, representing 21.8% of total revenue, compared to $2.5 million and 19.3% of total revenue during the same period last year. The 28.1% year-over-year change was primarily due to an increase in public company-related costs.
Net Income
Net Income was $3.5 million for the three months ended September 30, 2023, compared to a net income of $1.6 million during the same period of 2022, showing a 126.7% year-over-year increase in our bottom line.
Adjusted Net Income (Non-IFRS)
Adjusted net income was $2.7 million for the three months ended September 30, 2023, compared to adjusted net income of $2.3 million in the same period of 2022.
Liquidity
As of September 30, 2023, the Company held $115.0 million in cash and cash equivalents (or $201.3 million when including 6-month time deposits of $86.3 million, which are classified as current financial assets at amortized cost under IFRS), compared to $37.2 million as of June 30, 2023 (or $198.0 million when including time deposits).

Business Outlook
Taking into account the recent advancements of products powered by AI and AR technology, the growing demand for the Company’s enterprise SaaS solutions, and the strong momentum in the Company’s mobile beauty app subscriptions, Perfect Corp. reiterates its 2023 full-year revenue outlook:
•The Company's total revenue year-over-year growth rate is expected to range from 11.5% to 14.5% compared to 2022.
Note that this forecast is based on the Company's current assessment of the market and operational conditions, and that these factors are subject to change.
Conference Call Information

The Company's management will hold an earnings conference call at 7 a.m. Eastern Time on October 25, 2023 (7 p.m. Taipei Time on October 25, 2023) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number and a unique access PIN, which can be used to join the conference call.
Registration Link: https://registrations.events/direct/Q4E61441

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.perfectcorp.com.
About Perfect Corp.
Founded in 2015, Perfect Corp. is a Beautiful AI Company and global leader in enterprise SaaS solutions for beauty, fashion, and skincare brands. Leveraging cutting-edge technologies such as Generative AI, realtime facial and hand 3D augmented reality (AR) rendering and cloud solutions. Perfect empowers beauty, skincare, fashion brands and retailers by providing consumers with an enjoyable, personalized, and convenient omnichannel shopping experience through product try-ons and skin diagnostics. In addition, Perfect also operates a family of YouCam consumer apps for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. With the help of technologies, Perfect helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.
Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures, including adjusted net income, as supplemental metrics in reviewing and assessing Perfect’s operating performance and formulating its business plan. Perfect defined these non-IFRS financial measures as follows:
Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs3, non-cash equity-based compensation, non-cash valuation (gain)/loss of financial liabilities, and foreign exchange (gain)/loss. For a reconciliation of adjusted net income (loss) to net income (loss), see the reconciliation table included elsewhere in this press release.
Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

3 The one-off transaction cost in the third quarter of 2022 included professional services expenditures that the Company incurred in connection with the de-SPAC transaction. No such cost incurred in the same period of 2023.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars)

	December 31, 2022	September 30, 2023
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$162,616	$114,969
Current financial assets at amortized cost	30,000	86,300
Current contract assets	3,660	3,116
Accounts receivable	7,756	6,641
Other receivables	314	1,274
Current income tax assets	77	193
Inventories	45	33
Other current assets	4,705	3,863
Total current assets	209,173	216,389
Non-current assets
Property, plant and equipment	289	312
Right-of-use assets	323	739
Intangible assets	119	96
Deferred income tax assets	244	216
Guarantee deposits paid	125	139
Total non-current assets	1,100	1,502
Total assets	$210,273	$217,891

(Continued)

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2022 AND SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars)

	December 31, 2022	September 30, 2023
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$13,024	$15,926
Other payables	9,308	9,703
Other payables – related parties	63	49
Current tax liabilities	155	—
Current provisions	1,855	2,304
Current lease liabilities	251	406
Other current liabilities	261	131
Total current liabilities	24,917	28,519
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	3,207	1,355
Non-current lease liabilities	87	361
Net defined benefit liability, non-current	73	75
Guarantee deposits received	25	25
Total non-current liabilities	3,392	1,816
Total liabilities	28,309	30,335

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	10,147	10,147
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	556,429	559,104
Retained earnings
Accumulated deficit	(385,884)	(381,868)
Other equity interest
Other equity interest	(407)	(631)
Treasury shares	—	(875)
Total equity	181,964	187,556
Total liabilities and equity	$210,273	$217,891

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2023
(Expressed in thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
Items	Amount	Amount	Amount	Amount
Revenue	$12,850	$14,549	$36,229	$39,381
Cost of sales and services	(1,886)	(2,729)	(5,168)	(7,753)
Gross profit	10,964	11,820	31,061	31,628
Operating expenses
Sales and marketing expenses	(6,141)	(6,444)	(18,228)	(19,029)
General and administrative expenses	(2,477)	(3,172)	(7,177)	(8,599)
Research and development expenses	(2,552)	(3,035)	(7,910)	(8,431)
Total operating expenses	(11,170)	(12,651)	(33,315)	(36,059)
Operating loss	(206)	(831)	(2,254)	(4,431)
Non-operating income and expenses
Interest income	442	2,335	620	6,944
Other income	1	11	12	18
Other gains and losses	1,360	2,034	30,337	1,575
Finance costs	(1)	(5)	(6)	(10)
Total non-operating income and expenses	1,802	4,375	30,963	8,527
Income before income tax	1,596	3,544	28,709	4,096
Income tax expense	(40)	(17)	(201)	(80)
Net income	$1,556	$3,527	$28,508	$4,016

Other comprehensive loss
Components of other comprehensive loss that will not be reclassified to profit or loss
Credit risk changes in financial instrument - Preferred shares	$—	$—	$(7)	$—
Components of other comprehensive loss that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	(952)	(56)	(1,953)	(224)
Other comprehensive loss, net	$(952)	$(56)	$(1,960)	$(224)
Total comprehensive income	$604	$3,471	$26,548	$3,792
Net income, attributable to:
Shareholders of the parent	$1,556	$3,527	$28,508	$4,016
Total comprehensive income attributable to:
Shareholders of the parent	$604	$3,471	$26,548	$3,792
Earnings per share (in dollars)
Basic earnings per share of Class A and Class B Ordinary Shares	$0.025	$0.030	$0.494	$0.034
Diluted earnings per share of Class A and Class B Ordinary Shares	$0.015	$0.030	$0.001	$0.034

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL MEASURES – ADJUSTED NET INCOME CALCULATION
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2023
(Expressed in thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
Items	Amount	Amount	Amount	Amount
Net Income	$1,556	$3,527	$28,508	$4,016
One-off Transaction Costs	1,491	—	4,316	33
Non-Cash Equity-Based Compensation	574	1,234	1,580	2,675
Non-Cash Valuation Gain of financial liabilities	—	(2,096)	(28,374)	(1,852)
Foreign Exchange (Gain)/Loss	(1,360)	62	(1,963)	277
Adjusted Net Income	$2,261	$2,727	$4,067	$5,149
Investor Relations Contact
Rick Lee
VP of Investor Relations & Finance
Email: Rick_lee@PerfectCorp.com
Category: Investor Relations